December 14, 2021
VIA EDGAR TRANSMISSION
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn: Chris Edwards
Division of Corporation Finance
Office of Life Sciences
Re:   Context Therapeutics Inc.
Registration Statement on Form S-1 (Registration No. 333-261599)
Request for Acceleration of Effective Date
Ladies and gentlemen:
In accordance with Rule 460 and 461 under the Securities Act of 1933, as amended (the “Act”), Context Therapeutics Inc. (the “Company”) requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-261599) (the “Registration Statement”) to become effective on December 16, 2021 at 5:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Very truly yours,

CONTEXT THERAPEUTICS INC.

By:	/s/ Martin Lehr
Name:	Martin Lehr
Title:	Chief Executive Officer
cc:   Alex Levit, Esq., Context Therapeutics Inc.
Walter J. Mostek, Jr., Esq., Faegre Drinker Biddle & Reath LLP